SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                FOR THE MONTH OF
                                   APRIL 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)

                 7 GIBOREI ISRAEL STREET, NETANYA 42504, ISRAEL
                     (Address of Principal Executive Office)

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): [_]

     INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): [_]

     INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES [_]     NO [X]

     IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82- _____________

     THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENTS FILE NOS. 333-12074, 333-115598, 333-117954,
333-127491 AND 333-150197 AND FORM S-8 REGISTRATION STATEMENT FILE NO.
333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. RADA Electronic Industries Ltd. Proxy Statement for Extraordinary General Meeting to be held May 21, 2008.

2.   Form of RADA Electronic Industries Ltd. Proxy Card.

                                                                          ITEM 1

                         RADA ELECTRONIC INDUSTRIES LTD.
                             7 Giborei Israel Street
                              Netanya 42504, Israel

                              ---------------------

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

     We cordially invite you to an Extraordinary General Meeting of Shareholders to be held at 10 a.m.(Israel time) on Wednesday, May 21, 2008 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

     (1) To approve a loan agreement by and between us and Mr. Howard P.L. Yeung, our controlling shareholder or an entity owned by Mr. Yeung;

     (2) To approve a joint venture between us and Mr. Howard P.L. Yeung, our controlling shareholder, or an entity owned by Mr. Yeung, for the commercialization of certain of our technologies for non-military/commercial use; and

     (3) To approve the grant of options to four of our directors to purchase an aggregate 261,000 ordinary shares.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     Shareholders of record at the close of business on April 11, 2008 are entitled to notice of and to vote at the meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.


                                             By Order of the Board of Directors,

                                             Herzle Bodinger,
                                             Chairman of the Board of Directors

                                             Netanya, Israel
                                             April 15, 2008

                         RADA ELECTRONIC INDUSTRIES LTD.
                             7 Giborei Israel Street
                              Netanya 42504, Israel

                              ---------------------

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday, May 21, 2008 at our offices at 7 Giborei Israel Street, Netanya, Israel.

     This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card, are being mailed to shareholders on or about April 16, 2008.

PURPOSE OF THE ANNUAL GENERAL MEETING

     At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the approval of a loan agreement by and between us and Mr. Howard P.L. Yeung, our controlling shareholder, or an entity owned by Mr. Yeung; (ii) the approval of a joint venture between us and Mr. Howard P.L. Yeung, our controlling shareholder, or an entity owned by Mr. Yeung, for the commercialization of certain of our technologies for non-military/commercial use; and (iii) the approval of the grant of options to four of our directors to purchase an aggregate 261,000 ordinary shares.

PROXY PROCEDURE

     Only holders of record of our ordinary shares, par value of NIS 0.015 per share, as of the close of business on April 11, 2008, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

     Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

QUORUM AND VOTING

     As of April 11, 2008, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 8,858,553 ordinary shares. Each ordinary share entitles the holder to one vote.

     The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal. If within half an hour of the scheduled time for the Meeting a quorum is not present, the Meeting will be adjourned to the same day in the following week at the same time and place. If within half an hour of the scheduled time for the adjourned meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.

SECURITIES OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of April 11, 2008 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

                                    Number of
                                 Ordinary Shares     Percentage of Outstanding
Name of Beneficial Owner      Beneficially Owned (1)     Ordinary Shares (2)
------------------------           ---------                 ---------

Howard P.L. Yeung (3)(4) ...       7,061,872                    59.5%
Herzle Bodinger (5) ........         155,556                     1.7%
Zvi Alon (6) ...............          83,333                       *
Adrian Berg (7) ............          85,533                       1%
Roy Kui Chuen Chan (8) .....          58,867                       *
Ben Zion Gruber (9) ........          50,681                       *
Dov Sela (10) ..............          83,333                       *
Shiri Lazarovich (11) ......          15,334                       *
Yuval Dan-Gur (12) .........          33,334                       *
Oleg Kiperman (13) .........          51,000                       *
Michael Letchinger .........               -                       -
Nurit Mor ..................               -                       -
Eli Akavia .................               -                       -
All directors and
officers as a group
(12 persons) (14) ..........         616,970                     7.0%

*    Less than 1%

1 Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2. The percentages shown are based on 8,858,553 ordinary shares issued and outstanding as of April 11, 2008.

3. Of the 7,061,872 ordinary shares, 450,029 shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Mr. Howard P.L. Yeung and his brother Mr. Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

4. Includes 1,435,407 ordinary shares issuable upon conversion of currently convertible notes and 1,578,947 ordinary shares issuable upon the exercise of currently exercisable warrants at an exercise price of $2.375 per share.

5. All such ordinary shares are subject to currently exercisable options granted under our 2003 Israeli Share Option Plan. Of such options, options to purchase 100,0000 ordinary shares are exercisable at an exercise price of $4.02 per share and options to purchase 55,556 ordinary shares are exercisable at an exercise price of $2.91 per share. All such options expire in January 2013.

6. All such ordinary shares are subject to currently exercisable options granted under our 2003 Israeli Share Option Plan. Of such options, options to purchase 33,333 ordinary shares are exercisable at an exercise price of $2.07 per share and options to purchase 50,000 ordinary shares are exercisable at an exercise price of $2.40 per share. All such options expire in January 2013.

7. Includes 84,000 ordinary shares subject to currently exercisable options at an exercise price of $4.02 per share granted under our 2003 Israeli Share Option Plan. The options expire in January 2013.

8. Includes 57,333 ordinary shares subject to currently exercisable options at an exercise price of $4.02 per share granted under our 2003 Israeli Share Option Plan. The options expire in January 2013.

9. Includes 34,014 ordinary shares issuable under a currently exercisable warrant at an exercise price of $1.88 per share that was issued in June 2007 and expires in December 2009, and 16,667 ordinary shares subject to currently exercisable options at an exercise price of $4.02 per share granted under our 2003 Israeli Share Option Plan. Such options expire in January 2013.

10. All such ordinary shares are subject to currently exercisable options granted under our 2003 Israeli Share Option Plan. Of such options, options to purchase 33,333 ordinary shares are exercisable at an exercise price of $2.07 per share and options to purchase 50,000 ordinary shares are exercisable at an exercise price of $2.40 per share. All such options expire in January 2013.

11. All such ordinary shares are subject to currently exercisable options granted under our 1999 Stock Option Plan and 2003 Israeli Share Option Plan. Of such options, options to purchase 5,334 ordinary shares are exercisable at an exercise price of $3.42 per share and options to purchase 10,000 ordinary shares are exercisable at an exercise price of $2.40 per share. Of such options, options to purchase 12,667 ordinary shares expire in January 2013 and options to purchase 2,667 ordinary shares expire in December 2009.

12. All such ordinary shares are subject to currently exercisable options granted under our 1999 Stock Option Plan and 2003 Israeli Share Option Plan. Of such options, options to purchase 13,334 ordinary shares are exercisable at an exercise price of $3.42 per share and options to purchase 120,000 ordinary shares are exercisable at an exercise price of $2.40 per share. Of such options, options to purchase 26,667 ordinary shares expire in January 2013 and options to purchase 6,667 ordinary shares expire in December 2009.

13. All such ordinary shares are subject to currently exercisable options granted under our 1999 Stock Option Plan and 2003 Israeli Share Option Plan. Of such options, options to purchase 6,000 ordinary shares are exercisable at an exercise price of $9.85 per share, options to purchase 25,000 ordinary shares are exercisable at an exercise price of $2.07 per share and options to purchase 20,000 ordinary shares are exercisable at an exercise price of $2.40 per share. Of such options, options to purchase 45,000 ordinary shares expire in January 2013 and options to purchase 6,000 ordinary shares expire in December 2009.

   I. APPROVAL OF A LOAN AGREEMENT WITH MR. HOWARD P.L. YEUNG, OUR CONTROLLING
                     SHAREHOLDER, OR AN ENTITY OWNED BY HIM
                           (Item 1 on the Proxy Card)

     Under the Israeli Companies Law, the terms of an extraordinary transaction with a controlling shareholder must be approved by the audit committee, board of directors and the general meeting of shareholders.

     In order to facilitate the further development of our capabilities relating to our inertial navigation systems technology, or the INS Technology, we have requested Mr. Yeung, our controlling shareholder, or a company owned by him to provide us with funding of up to US$1,500,000, or the Loan Facility. For the purpose of this Item 1, the "Lender" refers to Mr. Yeung or a company owned by him, as applicable, and the "Loan Transaction" refers to the transaction under which the Lender will make the Loan Facility available to us. The funding under the Loan Transaction will provide us with the necessary cash flow to finance the further research and development of the INS Technology, including for the purchase of the necessary equipment.

     The terms of the proposed Loan Transaction are as follows:

     o The Loan Facility will be available to us for drawdown in two installments as follows: (i) US$1,000,000 will be provided immediately (without notice) upon the approval of the Loan Transaction by our shareholders to be obtained at the Meeting, and (ii) an additional amount of up to $500,000 will be provided within seven business days of our written request, which may be submitted not earlier than six months following the date of the Meeting and not later than nine months following the date of the Meeting. For the description in this
          Item 1 below, "Principal Amount" refers to such amount of the Loan Facility actually provided to us by the Lender.

     o Interest at the rate of six months LIBOR+3% per annum will accrue on the outstanding Principal Amount. Interest will be paid in quarterly installments, in arrears on the first business day of each calendar quarter.

     o The Principal Amount will be repaid as follows: six consecutive quarterly payments of US$15,000 each will be paid commencing July 1, 2009, and the balance of the Principal Amount will be paid in eight equal quarterly installments commencing as of April 1, 2011.

     o All or any part of the outstanding Principal Amount and accrued interest may be prepaid by us at any time without payment of any fees or fines. We will pay any excess cash we may have on account of the early repayment of the outstanding Principal Amount and accrued interest, in accordance with a formula that will be agreed between the parties. The excess cash will be determined on a periodic basis pursuant to a formula that will be agreed between us and the Lender. It is proposed that our audit committee and board of directors will be authorized to determine and approve the formula for determining the existence of excess cash flow.

     o The repayment of the Principal Amount and all accrued interest when due will be secured by the following: (i) subject to the consent of those banks that have a first priority lien and security interests in our now owned or hereafter acquired assets at the time the Loan Transaction is entered into, a second priority lien and security interest in all of our assets, ranking after the existing first priority lien in favor of our banks; and (ii) subject to the approval of those banks that have, at the time the Loan Transaction is entered into, a first priority lien and security interests in our now owned or hereafter acquired assets, a second priority lien and security interest in our shares of the joint venture company that we intend to establish with the Lender for the commercialization of certain of or our technologies for non-military/commercial use (see Item 2 below).

     o Subject to the approval of the Israeli Ministry of Defense, or the IMOD, the Lender will be granted a non-exclusive license (including the right to sublicense and transfer the license) to use the INS Technology for non-military/commercial purposes. The non-exclusive license will automatically convert to an exclusive license should we default on any of our obligations under the Loan Transaction. We agreed to use our good faith best efforts to obtain the IMOD approval and any other approvals, including export licenses, required for the foregoing.

     The Lender is not obliged to make the Loan Facility available to us and enter into the Loan Transaction if the proposed joint venture between us and the Lender presented to the shareholders for approval under Item 2 below is not approved by the shareholders at the Meeting.

     Our Audit Committee and Board of Directors believe that the Loan Transaction is in the best interests of our company and our shareholders. Accordingly, our Audit Committee and Board of Directors recommend that the shareholders vote in favor of the proposal.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

     RESOLVED, that the loan transaction by and between the Company and Mr. Howard P.L. Yeung, our controlling shareholder, or an entity owned by him, for a loan facility in the principal amount of up to US$1,500,000, in accordance with the terms and conditions set forth in the proxy statement for the extraordinary general meeting of shareholders, be and hereby is approved.

     Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions, provided that either (i) the shares voting in favor of such resolutions (excluding the vote of abstaining shareholders) include at least one-third of the non-interested shareholders with respect to such proposal represented and voting on the matter, or (ii) the total shareholdings of the non-interested shareholders with respect to such proposal who vote against the resolutions (excluding the vote of abstaining shareholders) must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE FOREGOING RESOLUTION.

   II. APPROVAL OF A JOINT VENTURE WITH MR. HOWARD P.L. YEUNG, OUR CONTROLLING
      SHAREHOLDER, OR AN ENTITY OWNED BY HIM, FOR THE COMMERCIALIZATION OF
          CERTAIN OF OUR TECHNOLOGIES FOR NON-MILITARY/COMMERCIAL USE
                           (Item 2 on the Proxy Card)

     Under the Israeli Companies Law, the terms of an extraordinary transaction with a controlling shareholder must be approved by the audit committee, board of directors and the general meeting of shareholders.

     It is proposed that we and Mr. Yeung, our controlling shareholder, or an entity owned by him establish a joint venture under which we will combine certain of our respective resources to identify, develop and commercialize products for non-military/commercial use, utilizing our technology and know-how that might be derived from our technology base and financial support from Mr. Yeung or an entity owned by him. Initially, the joint venture will focus on the development and commercialization of our INS Technology for non-military/commercial use. Subject to the mutual agreement of both parties and the receipt of all applicable consents and approvals, including the approval of our audit committee, board of directors and, to the extent necessary, the approval of our shareholders, the joint venture may in the future focus on the commercialization of other technologies for non-military/commercial use. We believe that such joint venture will increase our non-military/commercial revenues and will also generate returns for Mr. Yeung.

     The structure of the proposed joint venture is as follows:

     o We will establish a special purpose vehicle, or SPV, for the joint venture, in the form of a limited liability company as soon as practicable following the receipt of shareholder approval. The SPV would be equally owned by us and Mr. Yeung or an entity owned by Mr. Yeung. The foreign jurisdiction of the SPV will be determined, among other things, based on local tax laws that would be applicable to the SPV and its shareholders. Based on business efficacy, we will determine whether to use one SPV for the development of each technology or establish additional SPVs.

     o The SPV will develop products for non-military/commercial use either directly or by subcontracting the research and development and manufacturing to us on commercial terms or by subcontracting such work to third parties or by licensing third parties.

     o Due to the nature of our business, the sale of products classified as for military and non-military use, such as products incorporating INS Technology, and the export of certain of our products and know-how is subject to approval by the IMOD, and the IMOD's approval of the end user of our products may also be required in certain circumstances. We will use our good faith best efforts to obtain all necessary IMOD approvals should any be required. Similarly, we will use our good faith best efforts to obtain any other third party approvals, including export licenses, and corporate approvals required to effect the actions described in this Item 2, pursuant to applicable law.

     o All specific commercial arrangements between us, the SPV and Mr. Yeung or the entity owned by him (including agreements between the SPV and Mr. Yeung or any company owned by him) will be made at arms length. As long as Mr. Yeung is our controlling shareholder, such commercial arrangements will be subject to the prior approval of our Audit Committee, Board of Directors and shareholders, pursuant to the provisions of the Israeli Companies Law. We will use our good faith best efforts to obtain any corporate approvals required to effect the commercial arrangements pursuant to applicable law.

     o We will contribute non-military products and know-how related to the INS Technology by the grant to Mr. Yeung or an entity owned by him of a non-exclusive license to use such products and know-how for non-military/commercial use. In the event that we default on any of our obligations under the loan to be provided to us by Mr. Yeung or an entity owned by him, as proposed under Item 1 above, the non-exclusive license will convert to an exclusive license. The license will include the right to sublicense and transfer the non-exclusive license to the SPV. Mr. Yeung or the entity owned by him will sublicense to the SPV the non-exclusive license granted by us for non-military use/commercial use of the INS Technology, and such sublicense will be subject to termination in the event that we default on any of our obligations under the loan agreement to be entered into with the Mr. Yeung or an entity owned by him, as described in Item 1 above Upon repayment in full of the loan to be provided to us by Mr. Yeung or the entity owned by him (see Item 1 above), Mr. Yeung or the entity owned by him will transfer the non-exclusive license to the SPV, unless otherwise agreed between the parties.

     o We will receive royalty payments on revenues from sales of the SPV's products and services. In addition, we will receive payment for any services that we may provide to the SPV, including any product engineering services. Any products developed for the SPV will be owned solely by the SPV. Mr. Yeung or the entity owned by him will receive a fee for managing and marketing the SPV, as well as any other services they may provide to the SPV, as will be agreed between the parties.

     o The SPV will be entitled to grant non-exclusive licenses for the non-military/commercial use of the INS Technology to third parties, some of which may be affiliated to and/or funded by Mr. Yeung. Financial recognition may be provided to either of the parties, as applicable, for the introduction of a licensee, as will be agreed between the parties on a case by case basis.

     o The SPV will strive to pay to its shareholders dividends or other tax efficient payments to the extent commercially prudent.

     Our Audit Committee and Board of Directors believe that the joint venture is in the best interests of our company and our shareholders. Accordingly, our Audit Committee and Board of Directors recommend that the shareholders vote in favor of the proposal.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

     RESOLVED, to approve the establishment of a joint venture with Mr. Yeung or an entity owned by him in the manner and in accordance with the terms and conditions set forth in the proxy statement for the extraordinary general meeting of shareholders, and to authorize the Company's Audit Committee and Board of Directors to determine and approve all commercial arrangements between the Company, Mr. Yeung or an entity owned by him and the special purpose vehicle established for the joint venture and other transactions in which Mr. Yeung may be deemed to have personal interest under the Israeli Companies Law in connection with such special purpose vehicle, provided all such arrangements, agreements and transactions are on market terms and are entered into prior to June 30, 2010.

     Pursuant to the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution (excluding the vote of abstaining shareholders) include at least one-third of the non-interested shareholders with respect to such proposal represented and voting on the matter, or (ii) the total shareholdings of the non-interested shareholders with respect to such proposal who vote against the resolution (excluding the vote of abstaining shareholders) must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a "personal interest" (i) includes the personal interest of a relative of the shareholder (including spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or relative (including spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company's ordinary shares

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE FOREGOING RESOLUTION.

           III. APPROVAL OF GRANT OF OPTIONS TO FOUR OF OUR DIRECTORS
                TO PURCHASE AN AGGREGATE 261,000 ORDINARY SHARES
                           (Item 3 on the Proxy Card)

     Our directors (other than our outside directors within the meaning of Israeli law) do not receive any fees for, and we do not reimburse them for expenses they incur in connection with, their services as members of our Board of Directors. In consideration for their valuable contributions to our company and to provide them with an incentive to continue to contribute to the development and promotion of our business, on March 9, 2004 our shareholders approved the grant of options to purchase a total of 258,000 ordinary shares to four of our directors Messrs. Adrian Berg, Roy Chan, Ben-Zion Gruber and Herzle Bodinger. All such options were granted under our 2003 Israeli Share Option Plan and are now fully vested. The exercise price of the options is $4.02 per share, which, except for limited periods of time, exceeded the market price of our ordinary shares and the directors have not exercised any of the options to date.

     In order to enhance the incentive of such four directors to continue to serve on our Board of Directors and to continue to contribute to our business, our Audit Committee and Board of Directors have approved, with the agreement of the four directors, that all of the foregoing options will be canceled and, subject to shareholder approval, to grant to such four directors new options to purchase a total of 261,000 ordinary shares, under our 2003 Israeli Share Option Plan. Of such options, options to purchase 85,000 ordinary shares will be granted to Mr. Adrian Berg, options to purchase 58,000 ordinary shares will be granted to Mr. Roy Chan, options to purchase 18,000 ordinary shares will be granted to Mr. Ben-Zion Gruber and options to purchase 100,000 ordinary shares will be granted to Mr. Herzle Bodinger. The exercise price of the options will be the higher of: (i) the closing price of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting; or (ii) the average close price of our ordinary shares on the NASDAQ Capital Market during the last 30 trading days immediately prior to the Meeting. All of the options will expire on January 26, 2013 and will vest as follows: 25% of the options will vest on January 1, 2009, an additional 40% will vest in four equal installments of 10% each on the last date of each calendar quarter commencing on March 31, 2009, and the remaining 35% will vest in two equal installments of 17.5% each on March 31, 2010 and June 30, 2010 respectively.

     The Israeli Companies Law requires that the terms of compensation (including option grants) of directors be approved by the audit committee, board of directors and shareholders.

     It is therefore proposed that at the Meeting the shareholders will adopt the following resolution:

     RESOLVED, that the grant of options to our directors Messrs. Adrian Berg, Roy Chan, Ben-Zion Gruber and Herzle Bodinger to purchase an aggregate 261,000 ordinary shares in such amounts and in accordance with the terms and conditions set forth in the proxy statement for the extraordinary general meeting of shareholders, be and is hereby approved.

     Under the Companies Law the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE FOREGOING RESOLUTION.

                                By Order of the Board of Directors,

                                Herzle Bodinger,
                                President and Chairman of the Board of Directors

Dated: April 15, 2008

                                                                          ITEM 2

                       RADA ELECTRONIC INDUSTRIES LIMITED
                             7 GIBOREI ISRAEL STREET

                              NETANYA 42504, ISRAEL

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Herzle Bodinger and Sarit Molcho, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.015 per share, of RADA Electronic Industries Limited (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Wednesday, May 21, 2008 at 10:00 a.m. (Israel time) at the principal offices of the Company, 7 Giborei Israel Street, Netanya 42504, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR THE PROPOSALS SET FORTH ON THE REVERSE.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                       RADA ELECTRONIC INDUSTRIES LIMITED
                                  MAY 21, 2008

                           PLEASE DATE, SIGN AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

--------------------------------------------------------------------------------

1. To approve a loan agreement by and between the Company and Mr. Howard P.L. Yeung, the Company's controlling shareholder or an entity owned by Mr. Yeung

     [_] FOR          [_] AGAINST          [_] ABSTAIN

2. To approve a joint venture between the Company and Mr. Howard P.L. Yeung, the Company's controlling shareholder, or an entity owned by Mr. Yeung, for the commercialization of certain of the Company's technologies for non-military/commercial use.

     [_] FOR          [_] AGAINST          [_] ABSTAIN

3. To approve the grant of options to four of the Company's directors to purchase an aggregate 261,000 ordinary shares.

     [_] FOR          [_] AGAINST          [_] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [_]

Signature of Shareholder______ Date____ Signature of Shareholder______ Date____

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. WHEN SHARES ARE HELD JOINTLY, EACH HOLDER SHOULD SIGN. WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF THE SIGNER IS A CORPORATION, PLEASE SIGN FULL CORPORATE NAME BY DULY AUTHORIZED OFFICER, GIVING FULL TITLE AS SUCH. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Rada Electronic Industries Ltd.
                                                 (Registrant)


                                                 By: /s/ Herzle Bodinger
                                                 -----------------------
                                                 Herzle Bodinger
                                                 President and Chairman

Date: April 16, 2008